
October 11, 2022

Richard Stockinger
Chief Executive Officer
Fiesta Restaurant Group, Inc.
14800 Landmark Boulevard, Suite 500
Dallas, Texas 75254

   Re: Fiesta Restaurant Group, Inc.
     Form 10-K for the Fiscal Year Ended January 2, 2022
     Filed March 10, 2022
     File No. 001-35373

Dear Richard Stockinger:

  We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Trade & Services